November 23, 2009
United States Securities and Exchange Commission
Washington, DC 20549-4631
Attn: Rufus Decker, Accounting Branch Chief

RE:	The Allied Defense Group, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q Fiscal Quarter Ended June 30, 2009 File No. 001-11376
Dear Mr. Decker:
In response to the SEC’s letter dated November 13, 2009, the Company is pleased to provide the following responses to the Commission’s request for additional information regarding our Forms 10-K for the year ended December 31, 2008 and 10-Q for the quarter ended June 30, 2009. Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the November 13, 2009 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Deborah F. Ricci
Chief Financial Officer and Treasurer

RE:	The Allied Defense Group, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q Fiscal Quarter Ended June 30, 2009 File No. 001-11376
1.	SEC Comment — General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Allied
We will include all additional disclosures and revisions in our future filings. Our additional disclosures and revisions will be set forth under the caption “Revised Disclosure in Future Filings.” New language proposed to address the Staff’s comments will be underlined or shown in RED to highlight the relevant language. Any related explanations or comments will be set forth under the caption “Allied.”

2.	SEC Comment — Principal Customers, page 5.

Please disclose the name of the foreign government customer that comprised 52% of your revenue during 2008 and 2007 since it appears the loss of this customer would have a material adverse effect on you. Please refer to Item 101(H)(4)(vi) of Regulation S-K.

Allied
We will modify the disclosure to include the name of the foreign government customer (The Kingdom of Saudi Arabia). Please refer to our revised disclosure below which will be included in our future filings.

Revised Disclosure in Future Filings Principal Customers
Mecar has historically received a large percentage of its revenue from agencies of The Kingdom of Saudi Arabia. See Note A to Allied’s consolidated financial statements. Mecar receives contracts for the benefit of The Kingdom of Saudi Arabia via the Distributor and has also received contracts for the benefit of this customer via the U.S. Government Foreign Military Sales (“FMS”) program. Mecar has been focusing on expanding and diversifying its customer base. In the years 2004, 2005, and 2006, The Kingdom of Saudi Arabia represented 88%, 75% and 54%, of Allied’s revenue, respectively. In both 2007 and 2008, this customer represented 52% of Allied revenue, thus reducing the concentration of this customer. Mecar USA sells directly or indirectly to the U.S. and foreign governments. Most of the larger contracts are indirect with the end user and Mecar USA obtains its purchase orders from teaming or subcontracting agreements.
3.	SEC Comment — Critical Accounting Policies, page 20.

Please revise your revenue recognition discussion on pages 21 and F-10 to explain how you account for change orders, including the circumstances under which you recognize any profit on change orders. Please also explain the circumstances under which you account for profit on a contract based on the actual labor as compared to the actual total cost.

Allied
We will modify our revenue recognition discussion to include an explanation of how we account for change orders, including the circumstances under which we recognize any profit on change orders.

Percentage of completion is used for revenue recognition at the Company’s Mecar subsidiary and was used at the Company’s NS Microwave subsidiary. Mecar calculates its profit on contracts using actual labor costs whereas NS Microwave used actual total costs as its basis. On August 7, 2009, NS Microwave was sold and therefore this distinction in calculating profit no longer applies. Future disclosures will no longer have references to actual total costs in our discussions of accounting for profit.

Please refer to our revised disclosure below which will be included in our future filings.
Revised Disclosure in Future Filings
Revenue Recognition. We believe our most critical accounting policies include revenue recognition and cost estimation on fixed price contracts for which we use the percentage of completion method of accounting. The percentage of completion method is used by Mecar for substantially all of its fixed price sales contracts. Approximately 78% and 98% of consolidated revenue was recognized under the percentage of completion method during 2008 and 2007, respectively.
Under the percentage of completion method, revenue is recognized on these contracts as work progresses during the period, using the percentage of direct labor incurred to total estimated direct labor. Management reviews these estimates as work progresses and the effect of any change in cost estimates is reflected in the calculation of the expected margin and the percent complete. If the contract is projected to create a loss, the entire estimated loss is charged to operations in the period such loss first becomes known.
Accounting for the profit on a contract requires (1) the total contract value, (2) the estimated total direct labor cost to complete which is equal to the sum of the actual incurred labor costs to date on the contract and the estimated labor costs to complete the contract’s scope of work, and (3) the measurement of progress towards completion. The estimated profit or loss on a contract is equal to the difference between the contract value and the estimated total cost at completion. Adjustments to original estimates are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. For contract modifications supported by a change in contract price, profit on such contract modifications are only recognized upon receipt of a signed contract amendment and only in the proportion of such contract’s progress towards completion. For modifications not supported by a change in contract price, those additional costs are treated as contract costs and charged to expense in the proportion of such contract’s progress towards completion. A number of internal and external factors affect our cost of sales estimates, including labor rates and efficiency variances and testing requirements. While we believe that the systems and procedures, coupled with the experience of the management teams, provide a sound basis for our estimates, actual results will differ from management’s estimates. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method affect the amounts reported in our financial statements.
On contracts that do not qualify for the percentage of completion method, revenue is recognized using the completed contract method under which revenue is recognized when the contract is completed or substantially completed. Using the completed contract method, we recognize revenue on a shipment basis, usually FOB shipping point. Revenues from pass through contracts are evaluated based on the guidelines of EITF 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent. Accordingly, the Company bases its decision on whether to report revenue from such pass through contracts on a gross basis or net basis based on the relative strength of each of the following factors: whether the Company (1) is the primary obligor in the arrangement, (2) has general inventory risk, (3) has latitude in establishing price, (4) changes the product or performed part of the service, (5) has discretion in supplier selection and (6) is involved in the determination of product or service specifications. There are no provisions related to performance, cancellation, termination or refunds.
4.	SEC Comment — Note A — Summary of Significant Accounting Policies, page F-8

Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of sales (exclusive of depreciation and amortization shown separately below).”

Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.
Allied
We will modify the Company’s Property, Plant and Equipment accounting policy footnote to reflect the allocation of depreciation and amortization costs to cost of sales. The Company allocates a certain amount of depreciation and amortization expense to cost of sales based on whether such costs are directly attributable to contract performance. All other depreciation and amortization expense is recorded in selling and administrative expense. Please refer to our revised disclosure below which will be included in our future filings.
Revised Disclosure in Future Filings
Property, Plant and Equipment. Property, Plant and Equipment are stated at cost and depreciated using the straight-line method over their estimated service lives, as follows:

Buildings and improvements	20 - 30 years
Machinery and equipment	3 - 10 years
Demonstration inventory	3 - 7 years
Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives. Accelerated depreciation methods are used for tax purposes on certain assets. Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized. Upon retirement or sale, the cost and related accumulated depreciation of the disposed assets are removed and any resulting gain or loss is credited or charged to operations.
Assets under capital lease obligations are recorded at the lesser of the present value of the minimum lease payments or the fair market value of the leased asset, at the inception of the lease. Amortization of assets acquired under capital lease obligations is recorded in depreciation expense.
The Company allocates the portion of deprecation and amortization expense that is directly attributable to contract performance to cost of sales.
5.	SEC Comment — Note L — Long-Term Debt, page F-19.

You disclose on page F-20 that you were not in compliance with Mecar’s credit facility covenants as of December 31, 2008. Please disclose the specific terms of the credit facility that you were not in compliance with as well as the implications to your operations, liquidity and financial position as a result of non-compliance. If it is reasonably possible that cross-default provisions could result in non-compliance with some of your other debt covenants, please revise your MD&A to also disclose the specific terms of any other material debt covenants in your debt agreements. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Allied
In 2008, the Company was not in compliance with the equity and working capital covenants of Mecar’s credit facility. This non-compliance had no significant implications to the Company’s operations, liquidity or financial position. Although the senior secured convertible notes contained cross-default provisions, such provisions specifically excluded Mecar’s non-compliance with its credit facility covenants. The Company had no other debt with cross-default provisions. In October 2008, as permitted by the provisions of the senior secured convertible notes, the Company received redemption notices from the noteholders and by January 2009 had fully repaid its outstanding obligations. In the future, we will detail any covenant defaults and all cross-default provisions, and include any implications of such to the Company’s operations, liquidity and financial position.

Form 10-Q for the Period Ended June 30, 2009
6.	SEC Comment — General

Please address the above comments in your interim filings as well.

Allied

The Company will address the above comments in all future filings, including interim filings.

7.	SEC Comment — Note 1 — Condensed Consolidated Financial Statements, page 7

It appears that you have access to financing to issue performance bonds and advance payment guarantees through December 31, 2009, but not for a period of 12 months from your most recent interim financial statements. Please revise your filing to more clearly explain whether you have been able to extend or replace this financing, since you have indicated that access to this financing is critical to perform on your long-term sales contracts. If you have not been able to extend or replace this financing, please disclose in greater detail the ramifications.

Allied

The Company was able to extend its credit facility for the issuance of performance bonds and advance payment guarantees until March 31, 2010. Since we were not able to extend the facility beyond a 12 month period from our most recent interim financial statements, we have addressed the ramifications of our inability to issue new performance bonds and advance payment guarantees after March 31, 2010 in our Form 10-Q for the quarterly period ended September 30, 2009. Please refer to our revised disclosure below which will be included in our future filings.

Revised Disclosure in Future Filings

Mecar’s ability to secure financing to issue performance bonds and advance payment guarantees is critical to perform on its long-term sales contracts. Mecar’s bank group has agreed to extend the credit facility for the issuance of performance bonds and advance payment guarantees until March 31, 2010. The current facility provides for a maximum of $40,128 (€27,500) of performance bonds and advance payment guarantees outstanding at one time. Any requirements in excess of this amount are required to be fully cash collateralized by the Company. The banks currently have issued irrevocable performance bonds and advance payment guarantees, expiring after March 31, 2010, with a value of $21,799 (€14,939). Such outstanding performance bonds and advance payment guarantees will remain in place until their individual expiration, which at the minimum, is for the term of the respective contract. Unless the Company is able to extend or replace this financing, it will not be able to sign any new customer contracts that require performance bonds or advance payment guarantees without full cash collaterization. The Company’s inability to sign new customer contracts will significantly impact future revenues. However, the Company will continue to recognize revenue from contracts in progress with existing performance bond and advance payment guarantees until completion of the contract. In addition, in order to better manage short-term cash flow, members of the bank group have been permitting Mecar to discount letters of credit and extend its overdraft facility.

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